Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Supervisory Board
ASML Holding N.V.:

We consent to the use of our report dated February 6, 2018, with respect to the consolidated balance sheets of ASML Holding N.V. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively, the "consolidated financial statements"), and the effectiveness of internal control over financial reporting as of December 31, 2017, incorporated herein by reference.
/s/ KPMG Accountants N.V.

Rotterdam, the Netherlands
September 21, 2018